FORM 6-K


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer



                      Pursuant to Rule 13A-16 or 15D1-6 of
                       the Securities Exchange Act of 1934


For the month of:  April 2005

Commission File Number:  000-26165


                                   IQ POWER AG
                (Translation of registrant's name into English)


                                  Erlenhof Park
                              Inselkammer Strasse 4
                          D-82008 Unterhaching, Germany
       -------------------------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F  [X]          Form 40-F _____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes ______               No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 -- _________


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Explanatory Note: iQ Power AG is incorporated  under the laws of Switzerland and is eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "1934 Act") on Form 20-F. We are a "foreign private issuer" as defined in Rule 3b-4 under the 1934 Act and in Rule 405 under the Securities Act of 1933, as amended. Accordingly, our equity securities are not subject to the reporting requirements under Sections 14(a), 14(b), 14(c), 14(f) and 16 of the 1934 Act pursuant to Rule 3a12-3.

                         SYMBOL CHANGE AND CUSIP CHANGE

     iQ Power AG ("iQ Power") announced that effective at the open of business April 4, 2005, that a collective custody arrangement would be established with Clearstream Banking AG, Frankfurt am Main ("Clearstream") for the European market and settlement of iQ Power registered shares in Europe. On February 28, 2005, iQ Power brokers and shareholders were instructed to tender physical share certificates with an appropriate stock power to UBS, Zurich (f/o CBL Acc. 60.768.S2) together with a letter which specifies the number of shares being submitted, the complete account details of the bank and its correspondent bank, and the name and address of the shareholder for collective custody with Clearstream. The tendered shares will then be credited by Dresdner Bank AG, Frankfurt am Main to the CASCADE-Acc. of the respective depositary bank with Clearstream Banking AG. The collective custody arrangement with Clearsteam will facilitate an efficient trading market for iQ Power registered shares in Europe.

     In connection with the collective custody arrangement with Clearstream, the ISIN for iQ Power registered shares will be changed from ISIN CH 0019636478
(old) to ISIN CH 0020609688 (new) and the CUSIP number will be changed from H4304K 10 2 (old) to H4304K 11 0 (new).

     Physical share certificates of iQ Power registered shares bearing the old ISIN (CH0019636478)/CUSIP (H4304K 10 2) can be exchanged for share certificates of iQ Power AG bearing the new ISIN (CH0020609688)/CUSIP (H4304K 11 0) by delivering such certificate to Computershare Canada Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9.

     On April 1, 2005, NASD Market Integrity Department notified iQ Power that the NASD Over-the-Counter Bulletin Board trading symbol for iQ Power Common Shares would be changed to "IQPOF" effective at the open of business April 4, 2005.

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      iQ POWER AG


                                      By Peter E. Braun
                                         --------------------------------------
                                         Peter E. Braun,
                                         Chief Executive Officer




Date:  April 4, 2005